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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Discovery Oil Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

234 674 203

(CUSIP Number)

Andrew V. Ippolito

M. Jeanett Ippolito

6127 Ramirez Canyon Road,

Malibu, CA 90265

(310) 457-1967

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (3-06)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  234 674 203

(1)

Names of Reporting Persons.

Andrew V. Ippolito

I.R.S. Identification Nos. of above persons (entities only).

N/A

(2)

Check the Appropriate Box if a Member of a Group

(a) [  ]

(b) [  ]

(3)

SEC Use Only

(4)

Source of Funds

N/A

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)  [   ]

(6)

Citizenship or Place of Organization

United States

Number of

(7)

Sole Voting Power

Shares Beneficially

4,480,173

Owned by Each

Reporting Person

(8)

Shared Voting Power

With

10,059,350

(9)

Sole Dispositive Power

4,480,173

(10)

Shared Dispositive Power

10,059,350

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person

14,539,523

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares                    [   ]

(13)

Percent of Class Represented by Amount in Row (11)

57.59%

(14)

Type of Reporting Person

IN

CUSIP No.  234 674 203

Item 1. Security and Issuer

Common Stock

Discovery Oil Ltd.

6127 Ramirez Canyon Road,

Malibu, CA 90265

Item 2. Identity and Background

a)

Andrew Ippolito

b)

6127 Ramirez Canyon Road,

Malibu, CA 90265

c)

Mr. Ippolito has functioned as a business executive, diplomat, Honorary Consul General of Liberia and General Secretary of the Los Angeles Consular Corps, representing more than 86 countries and providing access to international finance and trade markets. Current President and Chairman of the Board of Discovery Oil, LTD and co-founder of Sunshine Management International, serving as management and financial consultant to several foreign nations and corporations.

d)

None.

e)

None.

f)

United States

Item 3. Source and Amount of Funds or Other Consideration

Shares issued by Discovery Oil Ltd to Mr. Ippolito in payment of services rendered to the company.

Item 4. Purpose of Transaction

Shares were obtained in the ordinary course of business for investment purposes only.

Item 5. Interest in Securities of the Issuer

The Issuer has a total of 25,245,921 shares of common stock issued and outstanding.  Mr. Ippolito directly owns 4,480,173 shares, (17.746%) and jointly owns an additional 10,059,350 shares (39.845%) with his wife, M. Jeanett Ippolito.  Together the Ippolitos control a total of 17,039,523 shares (67.494%).  Mr. Ippolito has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 4,480,173 shares as reported above.  He shares joint power to vote or direct the vote and to dispose or direct the disposition of 10,059,350 shares, as reported above.

Other than the shares reported herein, Mr. Ippolito has not effected any transactions in the shares of the Issuer during the past 60 days.  No person other than as reported above, has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

CUSIP No.  234 674 203

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2006

Signature:

/s/  Andrew V. Ippolito

Andrew V. Ippolito

President